Exhibit 23.5

Independent Accountants’ Consent

The Board of Directors

Essex Bancorp, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-4 of Provident Bankshares Corporation of our report dated February 3, 2003, except as to note 14 for which the date is October 22, 2003, which was included in the Southern Financial Bancorp, Inc. Registration Statement on Form S-4 filed with the SEC on November 25, 2003, as amended, relating to the consolidated financial statements of Essex Bancorp, Inc. as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, and to the reference to our firm under the heading “Experts” in the Proxy Statement-Prospectus.

/s/ KPMG LLP

Norfolk, Virginia

January 20, 2004